1/3 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES A SHARE BUYBACK PROGRAM Amsterdam, 14 March 2025 Ferrovial (Ticker: “FER”) announces that it has resolved to implement a buyback program for its own shares (the "Program") under the terms of (i) article 5 of Regulation (EU) No. 596/2014, of the European Parliament and of the Council, of 16 April 2014, on market abuse; and (ii) Commission Delegated Regulation (EU)2016/1052, of 8 March 2016, supplementing Regulation on market abuse with regard to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures (the "Regulation" and "Delegated Regulation", respectively), as well as in accordance with any other applicable regulatory requirements, including the requirements under the applicable U.S. federal securities laws. The Program will be executed under the following terms: (i) Purpose: to cancel the shares to be repurchased, reducing the Company’s issued share capital. (ii) Maximum net investment: EUR 500 million. In no case may the number of shares to be acquired under the Program exceed 15 million shares, representing 2.06% approximately of the Ferrovial’s share capital as of the date thereof. (iii) Price and volume conditions: the shares will be acquired in accordance with the legal limits and those established in the relevant authorization of the Company's general meeting. Furthermore, on the European markets Ferrovial shares will be acquired in accordance with the conditions of price and volume established in article 3 of the Delegated Regulation. Regarding the price, Ferrovial will not purchase shares at a price higher than the higher of the following amounts: (a) the price of the last independent trade; or (b) the amount corresponding to the highest current independent purchase bid on the trading venue where the purchase is carried out. As regards volume, the Company shall not purchase on any trading day more than 25% of the average daily volume of Ferrovial shares traded on the trading venue on which the purchase is carried out. The average daily volume of the Company's shares for the purposes of the aforementioned calculation will be based on the average daily volume traded in the twenty (20) trading days preceding the date of every purchase. On the U.S. markets, Ferrovial shares would be acquired, as the case may be, in accordance with the applicable U.S. federal securities laws, including within the requirements of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

2/3 (iv) Duration: the Program has been authorized for a period beginning the next trading day following the end of Ferrovial current repurchase program1 up to 29 May 2026 (both included), without prejudice that the Company may extend its duration in view of the prevailing circumstances and in the interest of the Company and its stakeholders. Likewise, Ferrovial reserves the right to terminate the Program if, prior to that term, it has acquired shares under the Program for either a price that reaches the maximum net investment amount or the maximum number of shares authorized, or if any other circumstance makes it advisable to do so. (v) Public disclosures: Any amendments to the Program, as well as the share purchase transactions carried out under the Program, will be made public and will be disclosed to the Spanish National Securities Market Commission (CNMV), the Dutch Authority for the Financial Markets (AFM), or any other regulatory authority to which, as the case may be, must be disclosed, in accordance with applicable regulations, including the provisions of article 5 of the Regulation and the Delegated Regulation. Transactions pursuant to the Program shall also be published on the Company’s website as set forth in said regulations. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. Forward-looking statements This communication contains forward-looking statements. Any express or implied statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the terms and implementation of the Company’s share buyback program, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “target,” “anticipate” and similar statements of a future or forward-looking nature, 1 As announced to the market on 23 August 2024, Ferrovial current repurchase program was authorized for a period beginning on 26 August 2024 up to 28 February 2025. As also announced to the market on 13 December 2024, this current repurchase program has been extended up to 30 May 2025.

3/3 or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our acquisitions, divestments and other strategic transactions that we may undertake and considering that our business is derived from a small number of projects; the impact of competitive pressures in our industry and pricing, including the costs of and lack of certainty in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us; our ability to obtain adequate financing in the future as needed; our ability to maintain compliance with the continued listing requirements of Nasdaq Global Select Market, Euronext Amsterdam and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; impact of any changes in existing or future tax regimes or regulations; risks specific to our securities, including the payment of future dividends, which will depend on our financial condition and results of operations, and the liquidity of our shares as a consequence of the multiple listings in different jurisdictions; risks related to increased digitalization and to cybersecurity threats; the impacts of accidents or other incidents at our project sites and facilities; physical and transitional risks in connection with the impacts of climate change; risks related to increased scrutiny and changing expectations in connection with sustainability and ESG matters; risks related to the adequacy or existence of our insurance coverage and any non-recoverable losses; risk associated with the international nature of our business and operations; our reliance on and ability to locate, select, monitor, and manage subcontractors and service providers; our legal and regulatory risks given that we operate in highly regulated environments and may be subject to changes in regulations; risks related to our holding company structure and from our joint venture and partnership operations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this communication speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this communication, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this communication are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction.